October 25, 2024

Matthew Giljum
Chief Financial Officer
Arch Resources, Inc
1 City Place Drive
Suite 300
St. Louis, Missouri 63141

       Re: Arch Resources, Inc
           Form 10-K for the Fiscal year Ended December 31, 2023
           Filed February 15, 2024
           File No. 001-13105
Dear Matthew Giljum:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal year Ended December 31, 2023
Item 2. Properties., page 64

1. We note that you have disclosed measured and indicated resources of 12.9 million tons for your Leer South property, however your technical report for Leer South, filed as Exhibit 96.2, indicates that there are no mineral resources on the property, exclusive of reserves. Please advise.
2. Please address the following with respect to your S-K 1300 mineral property disclosure:
           Include the commodity price for each resource, including nonmaterial properties, with your summary resource table and your summary reserve table as required by
           Item 1303(b)(3) of Regulation S-K; and
           Include the commodity price, cut-off grade, and process recovery factor with your individual property reserve tables as required by Item 1304(d)(1) of Regulation S-
           K. To the extent you do not use a traditional cut-off grade include a brief description of the parameters and assumptions that distinguishes material deemed
 October 25, 2024
Page 2

           to have no economic value from material deemed to have economic value, for example minimum quality specifications or other.
Exhibits to be included in 10-K
96.2, page 99

3. We have the following observations regarding your technical report summary for the
       Leer South Complex, prepared by Marshall Miller and Associates, Inc. and dated
       February 2024. Please consult with your qualified person and tell us how you plan to address each of these items. In you do not concur with any of these observations please explain in your response.

             Disclose the name or number of each title, claim, mineral right, lease or option under which the property is held and describe the mineral rights, as required by
           Item 601(b)(96)(iii)(B)(3)(iii) & (iv) of Regulation S-K. At a minimum this disclosure should summarize property contracts, royalty payments, mineral rights, and expiration dates;
             Disclose the current and future permitting requirements as required by Item
           601(b)(96)(iii)(B)(3)(v) of Regulation S-K;
             Include Appendix C, which is referenced on page 47with respect to the footprint of the LOM plan;
             Revise to remove uncontrolled tonnage from the reserve table; Revise to address all items in section 14 with respect to current processing,
           including a flow sheet and equipment specifications;
             Revise to address all items in section 15 with respect to infrastructure, including a description of the property infrastructure;
             Disclose the accuracy and contingency of the capital and cost estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K; and
             Only reserves should be included in the cash flow model and life-of-mine plan.
           Revise to move materials from the life-of-mine plan and cash flow model that do not meet the definition of a mineral reserve, consistent with Item 1302(e)(5) & (6)
           of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
 October 25, 2024
Page 3
cc:   Charlie Carpenter